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VIA EDGAR

October 22, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Nano Nuclear Energy Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed September 10, 2025 File No. 333-288982

Dear Ms. Brown:

On behalf of our client, Nano Nuclear Energy Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter, dated September 30, 2025, received by the Company from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) related to the above referenced Amendment No. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in an Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed with the Commission concurrently with the submission of this response letter.

We further note for the Staff’s convenience that the Company has added a third prospectus to the Registration Statement covering the public resale of shares of Company common stock sold by the Company to institutional investors in a private placement which closed on October 10, 2025.

Amendment No. 1 to Registration Statement on Form S-3

Summary, page 2

1.	Your disclosure related to the Canadian Assets remains unclear. In this regard, in the second to last paragraph on page 1 you state that a bankruptcy court approved the sale of certain assets in December 2024 and you “closed the asset acquisition” in January 2025. However, your ensuing narrative discussion appears to be inconsistent with this disclosure, at least with respect to the Canadian Assets. Please revise your disclosure so that it is easily understood by investors which portion of the sale was approved by the court and closed in the asset acquisition in January 2025; and which portion (including the sale of the Canadian Assets) was not. In addition, please address the current status of the $250,000 escrow related to the Canadian Assets. Also, please clarify your reference to the expedited timing of the USNC bankruptcy opportunity and why the nature of the transaction required that due diligence continued after the closing date specified in your disclosure (i.e., January 10, 2025).

In response to the Staff’s comment, the Company has reordered and revised the disclosures in Amendment No. 2 related to the Company’s nuclear reactor line of business to, among other things: (i) make clear that the Bankruptcy Court approved the sale of the USNC Assets to the Company, including the Canadian Assets, which approval included the Company’s right to assign its purchase rights to the Canadian Assets (which it did to the Yu Entities with respect to the assets whose assignment required Canadian regulatory authority consent (the “Consent Assets”)); (ii) add further disclosures regarding the expedited circumstances of the bankruptcy sale and the Company’s determinations regarding the Yu Option Agreement, (iii) add disclosure noting that the Consent Assets have not, in fact, been acquired by either the Company or the Yu Entities, but rather the Company’s right to acquire the Consent Assets was established via the option arrangements with Mr. Yu and the Yu Entities, (iv) add disclosure noting that subsequent due diligence has led the Company to conclude that it need only acquire GFPL to progress the Chalk River Project, and that the Consent Assets are immaterial to the Company’s plans, with the result that the Company expects to terminate the Yu Option Agreement; and (v) clarify that given that the Canadian Consents were not achieved on a timely basis, the Company intends to seek a return of the $250,000 escrow amount.

2.

Further, we note your disclosure that transfer of the Chalk River License Application required the consent of certain Canadian governmental entities, including the CNSC (the “Canadian Consents”). We also note that to enable your ability to continue diligence of the Canadian partnership and other Canadian Assets to ensure your company acquired the correct assets and did not assume any unknown liabilities, your disinterested directors approved the assignment of your rights to the Canadian Assets to Mr. Yu and certain Canadian entities owned or controlled by Mr. Yu (the “Yu Entities”), and in exchange you entered into the option agreement (“Yu Option Agreement”) with Mr. Yu and Yu Entities. We further note you believe this option arrangement was the most efficient and cost-effective structure for you to close the bankruptcy sale with respect to the Canadian Assets, while also preserving your ability to progress the KRONOS project in Canada and facilitate the Canadian Consents. Please expand your disclosure to further clarify your rationale for entering into the option agreement, including why the transfer of your rights to Mr. Yu and the Yu entities in exchange for the subsequent option agreement was the most efficient and cost-effective structure regarding acquisition of the Canadian Consents related to the Canadian Assets.

In response to the Staff’s comment, the Company has revised the referenced disclosures in Amendment No. 2. Importantly, we direct the Staff to the revised disclosure that the Company (i) closed the acquisition of GFPL on October 16, 2025, (ii) has determined that none of the Consent Assets are required for the Company’s business and, therefore, the Company expects to terminate the Yu Option Agreement and (iii) intends to seek a return of the $250,000 escrow amount given that the Canadian Consents were not achieved on a timely basis.

3.	We note your response to prior comment 3. While we note that your revised disclosure states that the FQM TR is “an early and foundational step,” your disclosure about the next stages of your development is presented in broad strokes. Specifically, you state that the regulatory process includes conducting the approved fuel qualification program, completing the associated safety and environmental analyses, and submitting an application for a construction permit or operating license for the KRONOS MMR™ reactor. Please revise to address each step and the anticipated timeline for completion such that you are able to meet your projected target of early 2026. In addition, please address whether the NRC review process is typically roughly one year as projected and what variables typically affect timing.

The Company has considered the Staff’s comment and determined that the sentence which read “Within the broader licensing pathway, approval of a topical report such as the FQM TR is considered an early and foundational step” is confusing and therefore unnecessary given the Company’s anticipated timeline for submitting its construction permit application in early 2026.

In addition, the Company respectfully submits that it is not possible for the Company to provide very specific anticipated timelines for each step in the construction permit and operating license process given the uncertainties customarily associated with the regulatory process (which uncertainties, the Company notes, are addressed in multiple risk factors which are incorporated by reference into Registration Statement). That said, the Company has included disclosure in Amendment No. 2 stating that it anticipates completing the next stages leading to the submission of a construction permit application by early 2026.

4.	We note that your disclosure at page 1 regarding your nuclear reactor business appears to indicate that you expect the commercial launch of one of your projects in the early 2030s. However, it is not clear which product you are referring to. We also note disclosure elsewhere in the filing which states, more broadly, that potential launches will occur in the 2030’s. Please revise throughout the prospectus to clarify your commercial launch targets for each reactor and microreactor. As requested in the comment above, provide a detailed discussion of your anticipated timeline for each.

In response to the Staff’s comment, the Company has revised its disclosures in Amendment No. 2 to clarify that the KRONOS MMR is the Company’s lead project (i.e., the one which it is dedicating the most time and resources to) and therefore the Company’s estimates related to commercial launch of its projects “in the early 2030s” relate to the KRONOS MMR. Amendment No. 2 also reflects that the Company’s goal is to launch its other reactor projects “in the 2030s”, other than ODIN for which, as disclosed in Amendment No. 2, the Company has signed a memorandum of understanding related to the sale of that reactor project.

5.	We note your response to prior comment 4. The specific timelines for the launch of your fuel processing business, fuel transportation business, and nuclear consultation services also appear to be somewhat vague. Please revise to describe with greater specificity or prominently disclose the uncertainty regarding your ability to launch these businesses and your timing for doing so. For instance, we note that you anticipate launching your fuel processing business in 2026. Please provide disclosure at a level of specificity consistent with a near-term launch.

In response to the Staff’s comment, the Company has revised the referenced disclosures in Amendment No. 2 to more prominently describe the uncertainties regarding the Company’s ability to launch its various business lines and the timing thereof.

Use of Proceeds, page 13

6.	We note your response to prior comment 6. We note you disclose that as of the date of this prospectus, you have not entered into any definitive agreements or commitments with respect to acquiring businesses, assets, or technologies that are complementary to your business strategy. We also note your disclosure that on August 14, 2025, the Company and its subsidiary Kronos MMR Inc. entered into a Purchase Agreement (the “GFPL Purchase Agreement”) pursuant to which Kronos MMR shall purchase all of the equity interests of GFPL and any other assets of GFPL free and clear of all liens, claims, encumbrances and other interests. You also disclose that on September 2, 2025, the GFPL Purchase Agreement and related transactions were approved by the Bankruptcy Court, and such transactions are expected to be closed in the near future. Please revise to clarify whether proceeds of this offering will be used to fund this acquisition transaction under the GFPL Purchase Agreement. To the extent that proceeds of this offering will be used in the acquisition of the equity interests and other assets of GFPL, please reconcile related disclosures in your prospectuses.

The Staff is advised that no proceeds from any offering contemplated by the Registration Statement were or will be used to close the GFPL acquisition, which closed on October 16, 2025. The Company used cash on hand to pay the $15,000 expense reimbursement and expects in the near future to pay the $641,206.61 assumed liability using cash on hand.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned at ranslow@egsllp.com or my partner Lawrence Rosenbloom at lrosenbloom@egsllp.com. We can also be reached by telephone at (212) 370-1300.

Sincerely,

/s/ Richard I. Anslow
Richard I. Anslow Partner Ellenoff Grossman & Schole LLP

cc:	Nano Nuclear Energy Inc.